EXHIBIT 99.1

DeFi Technologies Announces Shareholder Call to Discuss Record 2025 Financial Results with Revenue of $99.1 Million and Net Income of $62.7 Million

TORONTO, April 6, 2026 /CNW/ - DeFi Technologies Inc. (the "Company" or "DeFi Technologies") (Nasdaq: DEFT) (CBOE CA: DEFI) (GR: R9B), a financial technology company bridging the gap between traditional capital markets and decentralized finance ("DeFi"), today announced it will hold a shareholder call on Tuesday, April 7, 2026, at 11:00 a.m. EST to discuss its financial performance for the three months and twelve months ended December 31, 2025.

IMPORTANT – To register for the webcast see below:

When: Tuesday, April 7, 2026
Time: 11:00 AM Eastern Time
Topic: DeFi Technologies 2025 Financials

Register in advance for this webinar:
https://zoom.us/webinar/register/WN_qGSU6eLxTCmJ-NaaaWS_kQ

After registering, you will receive a confirmation email containing information about joining the webinar.

Audited Financial Highlights

Revenue

  Total revenue for the fiscal year ended December 31, 2025, was $99.1 million, compared to $31.4 million in fiscal 2024, representing a 215% increase.
  For the three months ended December 31, 2025, revenue was $20.0 million, compared to $(19.3 million) in Q4 2024.

Net Income

  Net income and comprehensive income for the fiscal year ended December 31, 2025 was a record $62.7 million, compared to a net loss of $(27.6 million) in fiscal 2024.
  For the three months ended December 31, 2025, net income was $28.9 million, compared to a net loss of $(22.3 million) in Q4 2024.

Q4 2025 vs. Q4 2024

  For the three months ended December 31, 2025, DeFi Technologies reported revenue of $20.0 million and net income of $28.9 million, compared to revenue of $(19.3 million) and a net loss of $(22.3 million) in Q4 2024.
  The year-over-year improvement of $51.2 million in net income reflects the Company's operational transformation and the resilience of its diversified business model across market cycles.

Operating Expenses

  Total operating expenses decreased 14% to $52.6 million, compared to $61.3 million in 2024.
  The decrease was driven primarily by a $6.0 million reduction in share-based payments and lower operating, general, and administrative costs, reflecting management's continued focus on operating discipline and efficiency.

Valour – Staking, Lending and Management Fees

  For the fiscal year ended December 31, 2025, Valour generated $13.1 million in staking and lending income, compared to $13.0 million in 2024.
  Management fees increased to $9.7 million, compared to $6.4 million in 2024, representing 51% growth, driven by higher average AUM.
  Average AUM throughout fiscal 2025 was approximately $809.9 million.

Stillman Digital

  For the fiscal year ended December 31, 2025, Stillman Digital generated $9.6 million in trading commissions revenue.
  This compares to $2.1 million in fiscal 2024 and reflects the first full year of contribution to DeFi Technologies' consolidated results following the October 2024 acquisition.

Reflexivity Research

  For the fiscal year ended December 31, 2025, Reflexivity Research generated $0.5 million in research revenue, compared to $1.4 million in 2024.
  Management is focused on reinvigorating the business through expanded distribution partnerships, new sponsorship revenue channels, and a refreshed product offering.

DeFi Advisory

  The Company launched its DeFi Advisory business line in Q3 2025, generating $0.3 million in advisory revenue for the fiscal year.
  DeFi Advisory is positioned as a full-stack partner for corporate digital asset treasury programs.

Audited Cash and Treasury Position

  Cash balance: As of December 31, 2025, DeFi Technologies' consolidated cash, including USDT/USDC balance stood at $113.8 million ($91.2 million of cash).
  Digital asset treasury holdings: As of December 31, 2025, the Company's digital asset treasury holdings totaled approximately $35.5 million.
  Venture portfolio: As of December 31, 2025, the Company's venture and private portfolio was valued at approximately $29.4 million.

Together, total cash, treasury, and venture portfolio value stood at approximately $178.7 million as of year-end. The Company regularly monitors its cash and digital asset reserves on a consolidated basis and allocates a portion of its digital asset treasury reserve to support ETP market risk hedging.

Comment from Johan Wattenström, Chief Executive Officer of DeFi Technologies

"These results reflect the strength of the business model we have built. Valour continued to scale its global ETP platform with more than 100 listed products and strong inflows throughout the year. Stillman Digital delivered its first full year of contribution and further strengthened the institutional layer of our platform. Across the business, we have demonstrated that DeFi Technologies is not reliant on any single product, revenue stream, or market environment. We have built a durable business with multiple pathways for growth and believe we have never been better positioned to scale the platform and capitalize on the opportunities ahead.

We believe DeFi Technologies is one of the few profitable companies in the digital asset sector, across both public and private markets, with demonstrated earnings power and a platform built to generate revenue across cycles. That distinction matters. It reflects a business designed not only to grow, but to monetize effectively and compound value over time.

We ended the year with a much stronger financial position, including more than $113 million in cash, alongside digital asset treasury holdings and a valuable venture portfolio. That fortress balance sheet allows us to be proactive rather than reactionary. It enables us to deploy capital deliberately into growth initiatives, new products, strategic infrastructure, and potential acquisitions that deepen our capabilities, expand our vertical integration, and strengthen our long-term earnings profile.

The capital we raised has also enhanced our ability to increase monetization across the platform, particularly by strengthening the trading, hedging, and market-making infrastructure that supports Valour's issuance stack and allows us to earn additional income on AUM more efficiently. As we look ahead to 2026, we intend to build on that momentum by scaling Valour's structured product offerings, advancing institutional fund structures such as UCITS, AMCs, and other regulated investment vehicles, supporting Stillman's institutional execution and infrastructure growth, and broadening our reach across new markets and distribution channels.

More broadly, we are building for the convergence of decentralized finance and traditional capital markets. We see a significant long-term opportunity to create the products, infrastructure, and institutional rails that enable capital to move between these two worlds in a regulated, efficient, and scalable way.

We are entering 2026 from a position of strength, with a proven business model, growing monetization, and the financial flexibility to invest in the next phase of growth. We believe we are still in the early stages of building the institutional gateway to the future of finance."

About DeFi Technologies
DeFi Technologies Inc. (Nasdaq: DEFT) (CBOE CA: DEFI) (GR: R9B) is a financial technology company bridging the gap between traditional capital markets and decentralized finance ("DeFi"). As the first Nasdaq-listed digital asset manager of its kind, DeFi Technologies offers equity investors diversified exposure to the broader decentralized economy through its integrated and scalable business model. This includes Valour, which offers access to one hundred of the world's most innovative digital assets via regulated ETPs; Stillman Digital, a digital asset prime brokerage focused on institutional-grade execution and custody; Reflexivity Research, which provides leading research into the digital asset space; Neuronomics, which develops quantitative trading strategies and infrastructure; and DeFi Alpha, the company's internal arbitrage and trading business line. With deep expertise across capital markets and emerging technologies, DeFi Technologies is building the institutional gateway to the future of finance. Follow DeFi Technologies on LinkedIn and X/Twitter, and for more details, visit https://defi.tech/

DeFi Technologies Subsidiaries

About Valour
Valour Inc. and Valour Digital Securities Limited (together, "Valour") issues exchange traded products ("ETPs") that enable retail and institutional investors to access digital assets in a simple and secure way via their traditional bank account. Valour is part of the asset management business line of DeFi Technologies. For more information about Valour, to subscribe, or to receive updates, visit valour.com.

About Stillman Digital
Stillman Digital is a leading digital asset liquidity provider that offers limitless liquidity solutions for businesses, focusing on industry-leading trade execution, settlement, and technology. For more information, please visit https://www.stillmandigital.com

About Reflexivity Research

Reflexivity Research LLC is a leading research firm specializing in the creation of high-quality, in-depth research reports for the bitcoin and digital asset industry, empowering investors with valuable insights. For more information please visit https://www.reflexivityresearch.com/

Analyst Coverage of DeFi Technologies
A full list of DeFi Technologies analyst coverage can be found here: https://defi.tech/investor-relations#research.

For inquiries from institutional investors, funds, or family offices, please contact: ir@defi.tech

Cautionary note regarding forward-looking information:

This press release contains "forward-looking information" within the meaning of applicable Canadian securities legislation. Forward-looking information includes, the financial results of the Company; revenue outlook of the Company and its business segments; growth of AUM; geographic expansion of the Company's core businesses; revenue generating opportunities for the Company's digital asset holdings; upcoming ETP launches; revenue generation by DeFi Alpha and competitive factors; integration of Stillman Digital and plans and outlook for 2026; fluctuation in digital asset prices; geographic expansion of the Company; investment and interest in the digital asset sector; development of the DeFi Advisory business line; future collaborations and partnerships; development of ETPs; future acquisitions by the Company; the regulatory environment with respect to the growth and adoption of decentralized finance; the pursuit by DeFi Technologies and its subsidiaries of business opportunities; and the merits or potential returns of any such opportunities. Forward-looking information is based on the then current expectations, beliefs, assumptions, estimates, and forecasts about the Company and the industry and markets in which it operates. Forward-looking information and statements are made based upon numerous assumptions, including among others, that the unaudited results that are disclosed in this press release will not differ from the audited results, which shall be released upon completion of the audit review. Although the assumptions made by the Company in providing forward-looking information or making forward-looking statements are considered reasonable by management at the time, there can be no assurance that such assumptions will prove to be accurate in the future. Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company, as the case may be, to be materially different from those expressed or implied by such forward-looking information. Such risks, uncertainties and other factors include, but are not limited to the acceptance of Valour exchange traded products by exchanges; ability of the Company to successfully integrate and grow Reflexivity Research, Stillman Digital, and DeFi Advisory; the proliferation of digital asset treasury companies; growth and development of DeFi and the digital asset sector; rules and regulations with respect to DeFi and digital assets; fluctuation in digital asset price levels; general business, economic, competitive, political and social uncertainties. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.

THE CBOE CANADA EXCHANGE DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE

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SOURCE DeFi Technologies Inc.

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%CIK: 0001888274

For further information: For further information, please contact: Johan Wattenstrom, Chief Executive Officer, ir@defi.tech, (323) 537-7681

CO: DeFi Technologies Inc.

CNW 07:30e 06-APR-26